UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-U

CURRENT REPORT PURSUANT TO REGULATION A

Date of Report (Date of earliest event reported) January 4, 2023

WEB3 CORPORATION

(Exact name of issuer as specified in its charter)

Florida	92-0586004
State or other jurisdiction of incorporation or organization	(I.R.S. Employer Identification No.)

3762 Roscommon Dr., Ste. 137

(Full mailing address of principal executive offices)

(407) 705-2054

(Issuer’s telephone number, including area code)

Title of each class of securities issued pursuant to Regulation A: Class A Common

Item 6. Change of Control.

On January 3, 2024, there was a change of control of the Company. On that date, the Company consummated a transaction, pursuant to which it acquired 100% of the outstanding stock of HelioSpace Corporation (“Helio”), in exchange for the issuance of 9,795,733 new shares to the owners of Helio. That represents a change of control as, once all transfers are concluded, there will be a total of 10,894,433 shares outstanding and the Helio owners will own 90% of the issued and outstanding common shares.

There are no arrangements among any current control persons regarding election of directors or other similar matters.

There are no other pledges, agreements or matters currently in existence that would lead to any future change of control of the Company.

Item 7. Departure of Certain Officers

As of January 3, 2024, Mr. Jim Byrd resigned as President, Secretary, Treasurer and Director. On January 3, 2024, the following persons were appointed as Officers and Directors for the Company.

Gregory T. Delory, President, Secretary, Treasurer and Director.

Joseph T. Pitman, Director

Paul S. Turin, Director

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

(Exact name of issuer as specified in its charter)	Web3 Corporation

By (Signature and Title)	Gregory T. Delory, President and Director

Date: January 4, 2024.

2